SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: May 16, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a) Amarin Corporation plc announces drug research agreement with Eiffel Technologies Ltd. to improve oral drug delivery


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: May 16, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation plc announces drug
research agreement with Eiffel
Technologies Ltd. to improve oral drug delivery























                                                 Exhibit
(a)


Contacts:

Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
rick.stewart@amarincorp.com

Christine Cussen
Chief Executive Officer
Eiffel Technologies Limited
Phone: +61 (0) 3 9629 8022
c.cussen@eiffeltechnologies.com.au

     AMARIN CORPORATION ANNOUNCES DRUG RESEARCH
     AGREEMENT WITH EIFFEL TECHNOLOGIES LTD. TO
             IMPROVE ORAL DRUG DELIVERY

Research Collaboration to Combine Firms'
Controlled-Release and Supercritical Fluid
Bioengineering Technologies Could Dramatically
Improve Current and Future Pharmaceuticals

LONDON, United Kingdom, May 16, 2002 -- Amarin
Corporation plc (NASDAQ: AMRN) today announced that its subsidiary, Amarin Development AB, has entered into an agreement with Eiffel Research and Development Pty Ltd, a subsidiary company of Eiffel
Technologies Limited (EIF, ASX) to establish a strategic research partnership. The partnership is designed to improve extended-release pharmaceutical products by combining Amarin's proprietary drug delivery technologies with Eiffel's Supercritical
Fluid (SCF) Drug bioengineering technologies.

The initial phase of the collaboration, where each party will be responsible for individual costs, will involve applying Eiffel's SCF technology to the production of sub-micron sized drug particles of a currently undisclosed drug substance. Those drug particles will then be incorporated into Amarin's Diffusion Controlled Vesicle (DCV) controlled-release technology. If successful, the new combination technology would potentially improve the extended-release of drugs that are difficult to deliver orally because of their low solubility in water.

The new combination technology could potentially improve the extended release of drugs that are difficult to deliver orally because of their low absorption into the bloodstream. The new technology could be applied to new compounds or drugs currently on the market but not available in extended-release formulations due to dissolution issues that negatively impact bioavailability.
Further details of the agreement were not disclosed.

"Amarin is committed to enhancing the value of our technology platforms through innovative research partnerships and collaborations," said Rick
Stewart, chief executive officer of Amarin
Corporation. "This new, combination technology has the potential to both improve the quality of controlled release drugs on the market, as well as broaden the range of drug molecules that can be effectively delivered orally. Most importantly, we believe that this combination could provide significant value to our patients and customers, as well as helping to advance our internal drug development efforts in the key areas of neurology and pain management."

"We look forward to a productive and successful relationship with Amarin," said Christine Cussen, chief executive officer of Eiffel Technologies
Limited. "Each partner brings a unique and highly-valued technology to this venture. In combination, these technologies potentially offer significantly enhanced utility in the delivery of pharmaceuticals."

Amarin's DCV system is used for the controlled release of substances for periods up to 24 hours.
The patented technology consists of a tablet core incorporating the active ingredient surrounded by a water-insoluble membrane containing minute particles of water-soluble material. The soluble particles dissolve when the tablet is ingested, resulting in a macro-porous film structure through which drug is released at a steady rate. Principal licensees for the technology include Pharmacia, Sanofi-Synthelabo and Tanabe Seiyaku. More than three billion tablets have been manufactured and used effectively by patients in more than thirty countries.

Eiffel's SCF drug bioengineering technologies can be used to improve the physical characteristics of drugs and proteins to enhance their absorption and bioavailability. Under performing, poorly soluble drugs account for over 40 percent of the world pharmaceutical market, currently valued at approximately US$39 billion in 2000. Eiffel's SCF technologies can be used to improve drug effectiveness, reduce drug cost and dosing, extend patent life of drugs prior to generic competition and provide more patient friendly delivery systems, such as once a day orals, long acting sustained release formulations, and inhalationals to replace injections. Eiffel Research and Development Pty Ltd currently has alliances with, Sheffield
Pharmaceuticals Inc and BattellePharma, Inc.

Amarin Corporation plc is a specialty
pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press releases and other Company information, visit our website at www.amarincorp.com Amarin Development
AB, based in Malmo, Sweden, is a wholly owned subsidiary of Amarin Corporation plc. It is dedicated to the research and development of advanced controlled release and site-specific technology solutions to create improved outcome formulations of both new and existing drugs.

Eiffel Technologies Limited, through its subsidiary company Eiffel Research & Development Pty Ltd, is a biomedical, bioengineering company focused on improving the performance and delivery of pharmaceuticals, proteins and peptides. Based in Melbourne, the company is dedicated to the development and commercialization of SCF drug technologies to improve therapeutic outcomes and patient administration of new and currently marketed pharmaceuticals. For further information on the Company, visit our web site at www.eiffeltechnologies.com.au

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for
2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The
Company assumes no obligation to update information on its expectations.